SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 24, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

2Q22 Earnings Release

Banco Macro Announces Results for the Second Quarter of 2022

Buenos Aires, Argentina, August 24, 2022 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the second quarter ended June 30, 2022 (“2Q22”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. As of 1Q20, the Bank began reporting results applying Hyperinflation Accounting, in accordance with IFRS IAS 29 as established by the Central Bank. For ease of comparison, figures of previous quarters of 2021 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through June 30, 2022.

Summary

• The Bank’s net income totaled Ps.4.1 billion in 2Q22. This result was 41% lower than the Ps.7 billion posted in 1Q22 and 45% lower than the result registered in 2Q21. As of 2Q22, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 7.1% and 1.7%, respectively.

• In 2Q22 Net Operating Income (before G&A and personnel expenses) totaled Ps.81.3 billion, 8% or Ps.6 billion higher than in 1Q22 and 26% or Ps.16.6 billion higher than the same period of last year.

• In 2Q22 Operating Income (after G&A and personnel expenses) totaled Ps.44.5 billion, 4% or Ps.1.6 billion higher than in 1Q22 and 39% or Ps.12.6 billion higher than the same period of last year.

• In 2Q22, Banco Macro’s financing to the private sector increased 2% or Ps.9.9 billion quarter over quarter (“QoQ”) totaling Ps.446 billion and increased 2% or Ps.6.9 billion year over year (“YoY”).

• In 2Q22, Banco Macro’s total deposits increased 8% or Ps.63.4 billion QoQ, totaling Ps.858.2 billion and representing 83% of the Bank’s total liabilities. Private sector deposits increased 10% or Ps.72.1 billion YoY.

• Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.284.3 billion, 40.5% regulatory capital ratio – Basel III and 35.9% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 90% of its total deposits in 2Q22.

• In 2Q22, the Bank’s non-performing to total financing ratio was 1.25% and the coverage ratio reached 159.71%.

2Q22 Earnings Release Conference Call		IR Contacts in Buenos Aires:

Thursday, August 25, 2022		Jorge Scarinci
Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time		Chief Financial Officer
To participate, please dial:
Argentina Toll Free:		Nicolás A. Torres
(011) 3984 5677		Investor Relations
Participants Dial In (Toll Free):
+1 (844) 450 3847	Webcast Replay: click here	Phone: (54 11) 5222 6682
Participants International Dial In:		E-mail: investorelations@macro.com.ar
+1 (412) 317 6370	Available from 08/25/2022 through 09/08/2022
Conference ID: Banco Macro		Visit our website at:
Webcast: click here		www.macro.com.ar/relaciones-inversores

2Q22 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2Q22 Earnings Release

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 2021 have been restated in accordance with said Communication in order to make a comparison possible.

Results

Earnings per outstanding share were Ps.6.5 in 2Q22, 41% lower than in 1Q22 and 45% lower than the result posted a year ago.

EARNINGS PER SHARE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Net income -Parent Company- (M $)	7,572	11,035	14,341	7,047	4,145	-41%	-45%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Average #of treasury stocks (shares repurchased) (M)	0	0	0	-	-	-	-100%
Book value per avg. Outstanding share ($)	468	486	508	518	531	3%	13%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	11.85	17.27	22.44	11.03	6.50	-41%	-45%

EOP FX (Pesos per USD)	95.7267	98.7350	102.7500	110.9783	125.2150	13%	31%
Book value per avg. issued ADS (USD)	48.89	49.22	49.44	46.68	42.41	-9%	-13%
Earnings per avg. outstanding ADS (USD)	1.24	1.75	2.18	0.99	0.52	-48%	-58%

Banco Macro’s 2Q22 net income of Ps.4.1 billion was 41% or Ps.2.9 billion lower than the previous quarter and 45% or Ps.3.4 billion lower YoY. This result represented an accumulated annualized ROAE and ROAA of 7.1% and 1.7% respectively.

Net operating income (before G&A and personnel expenses) was Ps.81.3 billion in 2Q22, 8% or Ps.6 billion higher compared to 1Q22 due to higher net interest income as well as income from financial instruments at fair value through P&L, higher fx gains and lower loan loss provisions. On a yearly basis Net operating income increased 26% or Ps.16.6 billion.

In 2Q22 Provision for loan losses totaled Ps.772 million, decreasing 12% or Ps.102 million compared to the previous quarter. On a yearly basis, Provision for loan losses increased 122% or Ps.424 million.

Operating income (after G&A and personnel expenses) was Ps.44.5 billion in 2Q22, 4% or Ps.1.6 billion higher than in 1Q22 and 39% or Ps.12.6 billion higher than a year ago.

It is important to emphasize that this result was obtained with a leverage of only 4.1x assets to equity ratio.

2Q22 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Net Interest Income	41,787	44,637	48,578	49,163	53,118	8%	27%
Net fee income	11,092	11,742	11,927	11,983	11,934	0%	8%
Net Interest Income + Net Fee Income	52,879	56,379	60,505	61,146	65,052	6%	23%
Net Income from financial instruments at fair value through P&L	8,661	5,187	4,823	7,564	7,744	2%	-11%
Income from assets at amortized cost	100	0	123	0	0	0%	-100%
Differences in quoted prices of gold and foreign currency	1,049	888	2,178	3,620	5,379	49%	413%
Other operating income	2,311	2,646	2,701	3,826	3,880	1%	68%
Provision for loan losses	348	318	2,672	874	772	-12%	122%
Net Operating Income	64,652	64,782	67,658	75,282	81,283	8%	26%
Employee benefits	13,766	13,540	13,244	11,509	15,149	32%	10%
Administrative expenses	6,373	6,741	8,028	6,468	6,826	6%	7%
Depreciation and impairment of assets	2,352	2,487	2,520	2,571	2,642	3%	12%
Other operating expenses	10,279	11,317	13,398	11,876	12,212	3%	19%
Operating Income	31,882	30,697	30,468	42,858	44,454	4%	39%
Result from associates & joint ventures	31	-2	48	-42	-40	-	-
Result from net monetary postion	-22,231	-19,232	-20,665	-33,921	-38,197	13%	72%
Result before taxes from continuing operations	9,682	11,463	9,851	8,895	6,217	-30%	-36%
Income tax	2,110	428	-4,490	1,848	2,072	12%	-2%
Net income from continuing operations	7,572	11,035	14,341	7,047	4,145	-41%	-45%
		-	-
Net Income of the period	7,572	11,035	14,341	7,047	4,145	-41%	-45%
Net income of the period attributable to parent company	7,572	11,035	14,341	7,061	4,148	-41%	-45%
Net income of the period attributable to minority interest	-	-	-	-14	-3	-	-
Other Comprehensive Income	349	85	94	-701	-3,144	-	-
Foreign currency translation differences in financial statements conversion	-328	-277	-262	-303	-155	-	-

Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	677	362	356	-398	-2,989	651%	-542%
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	7,920	11,120	14,435	6,346	1,001	-84%	-87%
Total Comprehensive Income attributable to parent Company	7,920	11,120	14,435	6,360	1,004	-84%	-87%
Total Comprehensive Income attributable to non-controlling interests	-	-	-	-14	-3	-	-

The Bank’s 2Q22 net interest income totaled Ps.53.1 billion, 8% or Ps.4 billion higher than in 1Q22 and 27% or Ps.11.3 billion higher YoY.

In 2Q22 interest income totaled Ps.96 billion, 19% or Ps.15.3 billion higher than in 1Q22 and 32% or Ps. 23.5 billion higher than in 2Q21.

Income from interest on loans and other financing totaled Ps.41.7 billion, 5% or Ps.2 billion higher compared to the previous quarter, due to a 350 b.p increase in the average lending rates. On a yearly basis, Income from interest on loans increased 10% or Ps.3.7 billion.

In 2Q22 income from government and private securities increased 32% or Ps.13.1 billion QoQ and increased 66% or Ps.21.3 billion compared with the same period of last year. This result is explained 60% by income from government and private securities through other comprehensive income (Leliqs and Other government securities) and the remaining 40% is explained by income from sovereign bonds in pesos at amortized cost.

2Q22 Earnings Release

In 2Q22, income from Repos totaled Ps.699 million, 38% or Ps.192 million higher than the previous quarter and 69% or Ps.1.6 billion lower than a year ago.

In 2Q22 FX income totaled Ps.5.4 billion, 49% or Ps.1.8 billion higher than the previous quarter and Ps.4.3 billion higher than a year ago, due to the Bank’s long dollar position, and a 13% depreciation in the quarter of the Argentine peso against the US dollar.

FX INCOME	MACRO Consolidated			Variation
In MILLION $ (Measuring Unit Current at EOP)	2Q21	1Q22	2Q22	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	1,049	3,619	5,379	49%	413%
Translation of FX assets and liabilities to Pesos	942	3,326	5,231	57%	455%
Income from foreign currency exchange	107	293	148	-49%	39%

(2) Net Income from financial assets and liabilities at fair value through P&L	-	-	7	-	-
Income from investment in derivative financing instruments	-	-	7.00	-	-

(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	1,049	3,619	5,386	49%	413%

INTEREST INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Interest on Cash and due from Banks	5	4	4	3	16	433%	220%
Interest from government securities	32,307	34,108	34,829	40,532	53,648	32%	66%
Interest from private securities	107	66	53	29	22	-24%	-79%
Interest on loans and other financing
To the financial sector	217	208	189	108	78	-28%	-64%
To the public non financial sector	669	540	423	324	257	-21%	-62%
Interest on overdrafts	2,387	2,721	2,796	2,972	3,849	30%	61%
Interest on documents	2,689	3,474	4,081	3,579	3,712	4%	38%
Interest on mortgages loans	5,568	4,500	5,184	5,483	7,026	28%	26%
Interest on pledged loans	239	384	624	608	548	-10%	129%
Interest on personal loans	16,230	15,922	16,566	16,192	15,844	-2%	-2%
Interest on credit cards loans	4,723	4,823	5,571	5,960	6,396	7%	35%
Interest on financial leases	26	0	51	54	46	-15%	77%
Interest on other loans	5,170	4,828	4,783	4,409	3,905	-11%	-24%
Interest on Repos
From the BCRA	2,202	3,280	2,287	466	576	24%	-74%
Other financial institutions	26	8	11	41	123	200%	373%
Total Interest income	72,565	74,866	77,452	80,760	96,046	19%	32%

Income from Interest on loans	37,918	37,400	40,268	39,689	41,661	5%	10%

The Bank’s 2Q22 interest expense totaled Ps.42.9 billion, increasing 36% or Ps.11.3 billion compared to the previous quarter and 39% or Ps.12.2 billion higher compared to 2Q21.

In 2Q22, interest on deposits represented 95% of the Bank’s total interest expense, increasing 35% or Ps.10.7 billion QoQ, due to a 650 b.p. increase in the average rate paid on deposits while the average volume of deposits from the private sector increased 5%. On a yearly basis, interest on deposits increased 40% or Ps.11.7 billion.

2Q22 Earnings Release

INTEREST EXPENSE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Deposits
Interest on checking accounts	129	147	193	505	1,323	162%	926%
Interest on saving accounts	460	390	415	461	672	46%	46%
Interest on time deposits	28,639	28,271	26,982	29,268	38,919	33%	36%
Interest on other financing from BCRA and financial inst.	71	35	28	52	72	38%	1%
Repos
Other financial institutions	110	110	82	255	319	25%	190%
Interest on corporate bonds	217	165	151	131	50	-62%	-77%
Interest on subordinated bonds	1,146	1,100	963	852	807	-5%	-30%
Interest on other financial liabilities	6	11	60	73	766	949%	12667%
Total financial expense	30,778	30,229	28,874	31,597	42,928	36%	39%

Expenses from interest on deposits	29,228	28,808	27,590	30,234	40,914	35%	40%

In 2Q22, the Bank’s net interest margin (including FX) was 24.5%, higher than the 22.8% posted in 1Q22 and the 18.8% posted in 2Q21.

In 2Q22, Net Interest Margin (excluding FX) was 22.2%, higher than the 21.2% posted in 1Q22 and the 18.3% posted in 2Q21.

In 2Q22 Net Interest Margin (Pesos) was 24.8%, higher than the 23.6% posted in 1Q22 and the 20.7% posted in 2Q21; meanwhile Net Interest Margin (USD) was 3.5%, lower than the 4.1% posted in 1Q22 and higher than the 3.4% registered in 2Q21.

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLION $	2Q21			3Q21			4Q21			1Q22			2Q22
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Loans & Other Financing
Public Sector	5,541	3.1%	48.4%	4,685	6.5%	45.7%	3,964	1.3%	42.3%	2,921	-12.2%	45.0%	2,303	-14.5%	44.8%
Financial Sector	2,651	-7.7%	32.8%	2,318	-0.9%	35.6%	2,290	-5.6%	32.7%	1,304	-19.1%	33.6%	900	-20.7%	34.3%
Private Sector	399,841	-6.3%	34.9%	404,200	-2.2%	33.8%	432,253	-4.4%	34.3%	417,899	-17.5%	36.2%	399,773	-17.5%	39.7%
Other debt securities
Central Bank Securities (Leliqs)	206,687	-4.5%	37.5%	193,632	0.5%	37.5%	185,095	-2.1%	37.6%	224,268	-15.1%	40.3%	261,635	-10.7%	51.2%
Government & Private Securities	150,536	-6.3%	34.8%	187,052	-2.4%	33.6%	167,408	0.3%	40.9%	170,254	-13.2%	43.3%	171,202	-13.0%	47.4%
Repos	24,720	-5.4%	36.2%	35,907	-0.4%	36.3%	25,212	-3.1%	36.2%	5,960	-18.6%	34.5%	7,422	-18.7%	37.8%
Total interest-earning assets	789,976	-5.7%	35.7%	827,794	-1.5%	34.8%	816,222	-2.9%	36.5%	822,606	-16.0%	38.8%	843,235	-14.5%	44.8%

Fin. Assets through P&L and equity inv.	82,992	-1.4%	41.9%	54,648	0.6%	37.7%	42,263	3.4%	45.3%	44,103	2.7%	69.6%	53,856	-6.9%	57.7%
Other Non interest-earning assets	93,978			98,679			97,690			99,957			94,115
Total Non interest-earning assets	176,970			153,327			139,953			144,060			147,971
Total Average Assets	966,946			981,121			956,175			966,666			991,206

Interest-bearing liabilities
Deposits
Public Sector	40,626	-11.1%	28.0%	32,313	-6.4%	28.1%	27,078	-9.1%	27.7%	29,247	-21.4%	29.8%	43,481	-20.9%	34.0%
Private Sector	428,502	-13.4%	24.7%	438,431	-9.4%	24.0%	430,985	-12.0%	23.6%	441,812	-23.8%	25.8%	462,735	-21.9%	32.3%
BCRA and other financial institutions	1,109	-12.5%	26.0%	570	-8.1%	25.8%	422	-11.5%	24.4%	660	-20.1%	32.0%	760	-18.5%	38.0%
Corporate bonds	4,544	-17.2%	19.2%	3,609	-13.7%	18.1%	4,269	-18.9%	14.0%	3,768	-30.9%	14.1%	1,418	-32.6%	14.1%
Repos	1,469	-9.7%	30.0%	1,781	-9.0%	24.5%	1,124	-8.3%	28.9%	3,286	-20.4%	31.5%	3,667	-20.4%	34.9%
Other financial liabilities	0	0	0	996	-0.26	0.012	2989	-0.236	0.074	2971	-0.336	0.097	3484	0.103	0.868
Total int.-bearing liabilities	476,250	-13.2%	24.9%	477,700	-9.2%	24.2%	466,867	-12.0%	23.7%	481,744	-23.8%	25.9%	515,545	-21.6%	32.8%

Total non int.-bearing liabilities	301,090			304,231			314,726			298,058			281,875

Total Average Liabilities	777,340			781,931			781,593			779,802			797,420

Assets Performance		70,324			72,562			75,065			78,695			94,214
Liabilities Performance		29,589			29,096			27,890			30,733			42,099
Net Interest Income		40,735			43,466			47,175			47,962			52,115
Total interest-earning assets		789,976			827,794			816,222			822,606			843,235
Net Interest Margin (NIM)		20.7%			20.8%			22.9%			23.6%			24.8%

2Q22 Earnings Release

ASSETS & LIABILITIES PERFORMANCE USD	MACRO Consolidated
In MILLION $	2Q21			3Q21			4Q21			1Q22			2Q22
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Cash and Deposits in Banks	80,048	-19.2%	0.0%	75,636	-17.8%	0.0%	67,872	-17.3%	0.0%	57,035	-19.8%	0.0%	55,428	-10.5%	0.1%
Loans & Other Financing
Financial Sector	12	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	34	0.0%	11.8%
Private Sector	38,937	-0.8%	22.7%	31,229	5.7%	28.6%	26,107	11.3%	34.6%	20,115	12.1%	39.8%	19,821	21.1%	35.5%
Other debt securities
Government & Private Securities	6,005	-17.5%	2.1%	11,775	-16.4%	1.7%	40,307	-16.5%	1.0%	40,728	-19.1%	0.9%	40,026	-10.1%	0.6%
Total interest-earning assets	125,002	-13.4%	7.2%	118,640	-11.5%	7.7%	134,286	-11.5%	7.1%	117,878	-14.1%	7.1%	115,309	-4.9%	6.4%

Non interest-earning assets	204,066			211,458			206,012			200,643			196,451
Total Average Assets	329,068			330,098			340,298			318,521			311,760

Interest-bearing liabilities
Deposits
Public Sector	4,131	-19.0%	0.2%	4,014	-17.7%	0.1%	5,889	-17.3%	0.1%	6,605	-19.7%	0.1%	4,072	-10.5%	0.1%
Private Sector	95,951	-19.0%	0.2%	92,664	-17.7%	0.1%	82,704	-17.3%	0.1%	74,958	-19.8%	0.0%	70,934	-10.5%	0.1%
BCRA and other financial institutions	971	-17.5%	2.1%	759	-15.3%	3.1%	556	-13.8%	4.3%	343	-17.9%	2.4%	544	-2.7%	8.8%
Issued corporate bonds	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	1,304	0.0%	0.0%
Subordinated bonds	65,060	-13.4%	7.1%	61,870	-12.0%	7.1%	57,944	-11.9%	6.6%	54,428	-14.7%	6.3%	50,643	-4.9%	6.4%
Total int.-bearing liabilities	166,113	-16.8%	2.9%	159,307	-15.5%	2.8%	147,093	-15.1%	2.7%	136,334	-17.7%	2.6%	127,497	-8.3%	2.6%

Total non int.-bearing liabilities	57,903			70,867			60,235			53,709			53,907

Total Average liabilities	224,016			230,174			207,328			190,043			181,404

Assets Performance		2,241			2,304			2,387			2,065			1,832
Liabilities Performance		1,189			1,133			984			864			829
Net Interest Income		1,052			1,171			1,403			1,201			1,003
Total interest-earning assets		125,002			118,640			134,286			117,878			115,309
Net Interest Margin (NIM)		3.4%			3.9%			4.1%			4.1%			3.5%

In 2Q22 Banco Macro’s net fee income totaled Ps.11.9 billion, Ps.49 million lower than in 1Q22 but 8% or Ps.842 million higher than the same period of last year.

In the quarter, fee income totaled Ps.13.2 billion, Ps.14 million higher than in 1Q22. Corporate services fees, Financial agent fees and credit related fees stand out with a 6% (Ps.97 million), 11% (Ps.77 million) and 19% (Ps.54 million) increase respectively, which were partially offset by a 3% decrease in fees charged on deposit accounts and a 2% decrease in credit card fees. On a yearly basis, fee income increased 8% or Ps.1 billion.

In the quarter, total fee expense increased 5% or Ps.63 million. On a yearly basis, fee expenses increased 17% or Ps.192 million.

NET FEE INCOME	MACRO Consolidated						Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Fees charged on deposit accounts	4,892	5,076	4,914	5,058	4,924	-3%	1%
Credit card fees	2,071	2,306	2,398	2,432	2,376	-2%	15%
Corporate services fees	1,291	1,485	1,586	1,672	1,769	6%	37%
ATM transactions fees	1,097	1,198	1,217	1,144	1,167	2%	6%
Insurance fees	769	752	806	766	788	3%	2%
Debit card fees	772	833	899	882	856	-3%	11%
Financial agent fees (Provinces)	716	714	740	682	759	11%	6%
Credit related fees	312	274	338	278	332	19%	6%
Mutual funds & securities fees	212	292	294	251	206	-18%	-3%
AFIP & Collection services	52	58	58	42	43	2%	-17%
ANSES fees	19	17	18	16	17	6%	-11%
Total fee income	12,203	13,005	13,268	13,223	13,237	0%	8%

Total fee expense	1,111	1,263	1,341	1,240	1,303	5%	17%

Net fee income	11,092	11,742	11,927	11,983	11,934	0%	8%

In 2Q22 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.7.4 billion gain, 2% or Ps.180 million higher than the previous quarter. This increase is mostly related to higher income from government securities, which increased 76% or Ps.1.3 billion which was partially offset by an 88% or Ps.1 billion decrease in profit from sale of financial assets at fair value. On a yearly basis Net income from financial assets and liabilities at fair value through profit or loss decreased 11% or Ps.917 million.

2Q22 Earnings Release

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Profit or loss from government securities	7,936	4,018	3,738	1,645	2,895	76%	-64%
Profit or loss from private securities	727	731	-62	181	4,081	2155%	461%
Profit or loss from investment in derivative financing instruments	0	0	0	0	7	-	-
Profit or loss from other financial assets	-5	-2	-1	76	349	359%	-
Profit or loss from investment in equity instruments	-31	-75	798	4,482	265	-94%	-
Profit or loss from the sale of financial assets at fair value	43	622	362	1,180	147	-88%	242%
Income from financial assets at fair value through profit or loss	8,670	5,294	4,835	7,564	7,744	2%	-11%
Profit or loss from derivative financing instruments	-9	-107	-12	0	0	-	-
Income from financial liabilities at fair value through profit or loss	-9	-107	-12	0	0	-	-

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	8,661	5,187	4,823	7,564	7,744	2%	-11%

In the quarter Other Operating Income totaled Ps.3.9 billion, 1% or Ps.54 million higher than in 1Q22. On a yearly basis Other Operating Income increased 68% or Ps.1.6 billion.

OTHER OPERATING INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Credit and debit cards	108	132	192	213	228	7%	111%
Lease of safe deposit boxes	403	411	405	404	380	-6%	-6%
Other service related fees	818	1,161	985	960	902	-6%	10%
Other adjustments and interest from other receivables	680	416	407	441	687	56%	1%
Initial recognition of loans	-5	0	0	500	-418	-	-
Sale of property, plant and equipment	0	0	3	0	0	-	-
Others	307	526	656	1,293	2,098	62%	583%
Other Operating Income	2,311	2,646	2,701	3,826	3,880	1%	68%

In 2Q22 Banco Macro’s administrative expenses plus employee benefits totaled Ps.22 billion, increasing 22% or Ps.4 billion compared to the previous quarter, personnel expenses increased 32% while administrative expenses increased 6%. On a yearly basis administrative expenses plus employee benefits increased 9% or Ps.1.8 billion.

Employee benefits increased 32% or Ps.3.6 billion QoQ with higher remunerations and social security contributions due to salary increases agreed with the unions. On a yearly basis Employee benefits increased 10% or Ps.1.4 billion.

In 2Q22, administrative expenses increased 6% or Ps.358 million, due to higher advertising and publicity fees (88% increase) and higher Taxes (13% increase).

As of 2Q22, the efficiency ratio reached 31.3%, deteriorating from the 29.6 % posted in 1Q22 but better than the 37% posted a year ago. In 2Q22 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 20%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) increased 7% compared to 1Q22.

2Q22 Earnings Release

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Employee benefits	13,766	13,540	13,244	11,509	15,149	32%	10%
Remunerations	9,969	9,483	9,180	7,824	10,631	36%	7%
Social Security Contributions	2,285	2,189	2,187	1,804	2,502	39%	9%
Compensation and bonuses	1,210	1,489	1,364	1,437	1,496	4%	24%
Employee services	302	379	513	444	520	17%	72%
Administrative Expenses	6,373	6,741	8,028	6,468	6,826	6%	7%
Taxes	982	1,012	1,009	1,012	1,146	13%	17%
Maintenance, conservation fees	1,085	1,161	1,211	1,044	1,071	3%	-1%
Directors & statutory auditors fees	167	182	525	324	221	-32%	32%
Security services	683	703	705	671	647	-4%	-5%
Electricity & Communications	708	678	657	639	599	-6%	-15%
Other professional fees	634	549	674	597	612	3%	-3%
Rental agreements	31	31	40	33	33	0%	6%
Advertising & publicity	279	330	475	298	560	88%	101%
Personnel allowances	67	74	135	78	105	35%	57%
Stationary & Office Supplies	42	45	49	45	47	4%	12%
Insurance	90	111	86	78	69	-12%	-23%
Hired administrative services	39	45	56	45	41	-	5%
Other	1,566	1,820	2,406	1,604	1,675	4%	7%
Total Administrative Expenses	20,139	20,281	21,272	17,977	21,975	22%	9%

Total Employees	8,318	8,167	8,005	7,982	7,925
Branches	464	464	466	466	466
Efficiency ratio	38.4%	38.8%	37.4%	29.6%	32.8%

Accumulated efficiency ratio	37.0%	37.6%	37.5%	29.6%	31.3%

In 2Q22, Other Operating Expenses totaled Ps.12.2 billion, increasing 3% or Ps.336 million QoQ, due to higher Turnover tax and other operating expenses (2% and 8% increases respectively). On a yearly basis Other Operating Expenses increased 19% or Ps.1.9 billion.

OTHER OPERATING EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Turnover Tax	5,927	6,023	6,287	6,511	6,632	2%	12%
Other provision charges	295	502	688	502	529	5%	79%
Deposit Guarantee Fund Contributions	341	337	331	322	323	0%	-5%
Donations	2	10	27	147	13	-91%	550%
Insurance claims	23	29	51	63	58	-8%	152%
Initial loan recognition	98	176	1,091	0	0	100%	-
Others	3,593	4,240	4,923	4,331	4,657	8%	30%
Other Operating Expenses	10,279	11,317	13,398	11,876	12,212	3%	19%

In 2Q22 the result from the net monetary position totaled a Ps.38.2 billion loss, 13% or Ps.4.3 billion higher than the loss posted in 1Q22 and 72% or Ps.16 billion higher than the loss registered in 2Q21. Higher inflation was observed during the quarter (123 b.p. above 1Q22 level, up from 16.07% to 17.3%).

OPERATING RESULT	MACRO consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Operating Result (exc. Loss from net monetary position)	31,882	30,697	30,468	42,858	44,454	4%	39%
Result from net monetary position (i.e. inflation adjustment)	-22,231	-19,232	-20,665	-33,921	-38,197	13%	72%
Operating Result (Inc. Loss from net monetary position)	9,651	11,465	9,803	8,937	6,257	-30%	-35%

In 2Q22 Banco Macro's effective income tax rate was 33%. For more information please see note 20 to our Financial Statements.

2Q22 Earnings Release

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.446 billion, increasing 2% or Ps.9.9 billion QoQ and 2% or Ps.6.9 billion YoY.

Within Commercial loans Overdrafts, Documents and Others stand out with a 29% or Ps.8.9 billion increase, 10% or Ps.4.5 billion increase and a 16% or Ps.5.5 billion increase respectively.

Meanwhile within Consumer lending Credit card loans increased 5% or Ps.6.2 billion while Personal loans decreased 6% or Ps.6.3 billion.

Within private sector financing, peso financing increased 1% or Ps.4.9 billion, while US dollar financing increased 12% or USD 21 million.

As of 2Q22, Banco Macro´s market share over private sector loans was 7.2%.

FINANCING TO THE PRIVATE SECTOR	MACRO Consilidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Overdrafts	25,587	29,262	31,676	30,753	39,663	29%	55%
Discounted documents	44,598	56,035	53,998	43,448	47,926	10%	7%
Mortgage loans	24,014	26,495	29,974	25,697	20,545	-20%	-14%
Pledged loans	6,240	9,098	9,975	8,747	8,094	-7%	30%
Personal loans	128,494	127,132	127,460	123,024	115,707	-6%	-10%
Credit Card loans	114,905	118,392	129,294	126,988	133,151	5%	16%
Others	50,069	47,591	47,925	34,174	39,717	16%	-21%
Interest	41,114	40,931	42,004	40,807	39,382	-3%	-4%
Total loan portfolio	435,021	454,936	472,306	433,638	444,185	2%	2%
Total loans in Pesos	404,761	426,425	452,200	414,785	420,233	1%	4%
Total loans in USD	30,260	28,511	20,106	18,853	23,952	27%	-21%
Financial trusts	688	522	723	783	454	-42%	-34%
Leasing	262	274	651	631	637	1%	143%
Others	3,114	3,266	1,499	1,025	738	-28%	-76%
Total other financing	4,064	4,062	2,873	2,439	1,829	-25%	-55%
Total other financing in Pesos	2,214	2,385	2,058	1,738	1,150	-34%	-48%
Total other financing in USD	1,850	1,677	815	701	679	-3%	-63%
Total financing to the private sector	439,085	458,998	475,179	436,077	446,014	2%	2%
EOP FX (Pesos per USD)	95.7267	98.7350	102.7500	110.9783	125.2150	13%	31%
USD financing / Financing to the private sector	7%	7%	4%	4%	6%

2Q22 Earnings Release

Public Sector Assets

In 2Q22, the Bank’s public sector assets (excluding LELIQs and Central Bank Notes) to total assets ratio was 19%, lower than the 22.1% registered in the previous quarter, and the 21% posted in 2Q21.

In 2Q22, a 13% or Ps.32.6 billion increase in Leliqs and a 12% or Ps.35.4 billion decrease in Other Government Securities stand out.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Central Bank Notes	-	-	-	-	21,614
Leliqs	200,880	195,644	181,042	248,573	281,201	13%	40%
Other	273,740	233,301	242,399	293,789	258,439	-12%	-6%
Government securities	474,620	428,945	423,441	542,362	561,254	3%	18%
Provincial loans	5,675	3,716	2,905	2,135	2,891	35%	-49%
Loans	5,675	3,716	2,905	2,135	2,891	35%	-49%
Purchase of government bonds	282	263	245	0	0	-	-100%
Other receivables	282	263	245	0	0	-	-100%

TOTAL PUBLIC SECTOR ASSETS	480,577	432,924	426,591	544,497	564,145	4%	17%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	279,697	237,280	245,549	295,924	261,330	-12%	-7%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	21.0%	17.6%	18.1%	22.1%	19.0%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.858.2 billion in 2Q22, increasing 8% or Ps.63.4 billion QoQ and a 6% or Ps.50.9 billion increase YoY and representing 83% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 10% or Ps.72.1 billion while public sector deposits decreased 9% or Ps.8.7 billion.

The increase in private sector deposits was led by time deposits, which increased 15% or Ps.49.8 billion, while demand deposits increased 6% or Ps.20.7 billion QoQ.

Within private sector deposits, peso deposits increased 9% or Ps.62.5 billion, while US dollar deposits decreased 11% or USD 115 million.

As of 2Q22, Banco Macro´s market share over private sector deposits was 5.9%.

2Q22 Earnings Release

DEPOSITS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Public sector	84,622	80,924	76,793	92,498	83,778	-9%	-1%
Financial sector	1,180	1,245	1,309	1,213	1,223	1%	4%
Private sector	721,499	731,352	723,630	701,062	773,150	10%	7%
Checking accounts	127,843	147,793	137,335	128,126	133,077	4%	4%
Savings accounts	236,416	220,118	250,452	220,214	235,991	7%	0%
Time deposits	337,290	344,810	317,844	336,487	386,257	15%	15%
Other	19,950	18,631	17,999	16,235	17,825	10%	-11%
Total	807,301	813,521	801,732	794,773	858,151	8%	6%

Pesos	663,048	662,624	670,205	675,240	737,712	9%	11%
Foreign Currency (Pesos)	144,253	150,897	131,527	119,533	120,439	1%	-17%
EOP FX (Pesos per USD)	95.7267	98.7350	102.7500	110.9783	125.2150	13%	31%
Foreign Currency (USD)	1,507	1,528	1,280	1,077	962	-11%	-36%
USD Deposits / Total Deposits	18%	19%	16%	15%	14%

Banco Macro’s transactional deposits represent approximately 48% of its total deposit base as of 2Q22. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 2Q22, the total amount of other sources of funds increased 1% or Ps.3.5 billion compared to 1Q22. On a yearly basis other sources of funds increased 7% or Ps.26.1 billion. In 2Q22 Shareholder’s Equity increased 2% or Ps.8.1 billion as a consequence of the Ps.31.8 billion increase in reserves and the Ps.24.6 decrease in retained earnings, which were partially offset by a Ps.3 billion decrease in subordinated corporate bonds. Also in the quarter non-subordinated corporate bonds decreased 48% or Ps.1.7 billion.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Central Bank of Argentina	40	33	29	26	33	27%	-18%
Banks and international institutions	930	766	374	188	1,925	924%	107%
Financing received from Argentine financial institutions	193	94	193	2,141	419	-80%	117%
Subordinated corporate bonds	64,106	61,581	57,149	53,992	51,032	-5%	-20%
Corporate bonds	3,987	3,809	4,072	3,632	1,905	-48%	-52%
Shareholders' equity	299,260	310,381	324,816	331,176	339,320	2%	13%
Total other source of funds	368,516	376,664	386,633	391,155	394,634	1%	7%

2Q22 Earnings Release

Liquid Assets

In 2Q22, the Bank’s liquid assets amounted to Ps.769.4 billion, showing a 4% or Ps.29.5 billion increase QoQ, and a 2% or Ps.18.6 billion increase on a yearly basis.

In 2Q22, Leliqs increased 19% or Ps.45.9 billion, Net Repos turned positive and totaled Ps.31 billion and were partially offset by a 12% decrease in Cash and a 12% decrease in Other government securities.

In 2Q22 Banco Macro’s liquid assets to total deposits ratio reached 90%.

LIQUID ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Cash	235,257	249,101	234,634	205,901	181,701	-12%	-23%
Guarantees for compensating chambers	19,953	21,967	21,138	18,768	17,078	-9%	-14%
Leliq own portfolio	200,880	195,644	181,042	235,321	281,201	19%	40%
Net Repos	20,951	30,943	42,760	-13,905	30,956	-323%	48%
Other government & private securities	273,740	233,301	242,399	293,789	258,439	-12%	-6%
Total	750,781	730,956	721,973	739,874	769,375	4%	2%

Liquid assets to total deposits	93%	90%	90%	93%	90%

Solvency

Banco Macro continued showing high solvency levels in 2Q22 with an integrated capital (RPC) of Ps.355.9 billion over a total capital requirement of Ps.71.7 billion. Banco Macro’s excess capital in 2Q22 was 397% or Ps.284.3 billion.

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 40.5% in 2Q22; TIER1 Ratio stood at 35.9%.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Change
In MILLION $	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Credit risk requirement	29,413	34,030	36,726	40,488	45,204	12%	54%
Market risk requirement	1,559	1,631	3,585	3,886	4,643	19%	198%
Operational risk requirement	14,252	15,691	17,438	19,206	21,817	14%	53%
Total capital requirements	45,224	51,352	57,749	63,581	71,664	13%	58%

Ordinary Capital Level 1 (COn1)	182,409	203,858	233,700	279,447	336,826	21%	85%
Deductible concepts Level 1 (COn1)	-11,194	-12,411	-14,585	-16,866	-21,154	25%	89%
Capital Level 2 (COn2)	40,987	42,565	36,401	37,615	40,243	7%	-2%
Integrated capital - RPC (i)	212,202	234,012	255,516	300,196	355,914	19%	68%

Excess capital	166,978	182,660	197,767	236,615	284,250	20%	70%

Risk-weighted assets - RWA (ii)	554,596	629,505	708,490	780,016	879,341	13%	59%

Regulatory Capital ratio [(i)/(ii)]	38.3%	37.2%	36.1%	38.5%	40.5%

Ratio TIER 1 [Capital Level 1/RWA]	30.9%	30.4%	30.9%	33.7%	35.9%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

2Q22 Earnings Release

Asset Quality

In 2Q22, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.25%, improving from the 1.64% registered in 1Q22, and below the 1.68% posted in 2Q21.

Consumer portfolio non-performing loans decreased 11b.p. (down to 1.24% from 1.35%) while Commercial portfolio non-performing loans decreased 149b.p. in 2Q22 (down to 1.28% from 2.76%) mainly due to the normalization of a specific commercial SME client which showed signs of credit deterioration in the previous.

The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) reached to 159.71% in 2Q22. Write-offs over total loans totaled 0.12%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Commercial portfolio	119,923	124,044	118,657	95,162	97,750	3%	-18%
Non-performing	1,336	703	1,180	2,631	1,248	-53%	-7%
Consumer portfolio	348,369	359,426	380,081	357,108	367,383	3%	5%
Non-performing	6,540	7,358	5,306	4,808	4,564	-5%	-30%
Total portfolio	468,292	483,470	498,737	452,270	465,133	3%	-1%
Non-performing	7,876	8,061	6,485	7,439	5,812	-22%	-26%
Commercial non-perfoming ratio	1.11%	0.57%	0.99%	2.76%	1.28%
Consumer non-perfoming ratio	1.88%	2.05%	1.40%	1.35%	1.24%

Total non-performing/ Total portfolio	1.68%	1.67%	1.30%	1.64%	1.25%

Total allowances	16,769	14,179	13,593	12,138	9,282	-24%	-45%
Coverage ratio w/allowances	212.91%	175.90%	209.61%	163.17%	159.71%
Write Offs	180	1,683	781	664	551	-17%	206%
Write Offs/ Total portfolio	0.04%	0.35%	0.16%	0.15%	0.12%

2Q22 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
CER adjustable ASSETS

Government Securities	162,207	112,375	133,347	195,741	186,797	-5%	15%

Loans (*)	37,398	36,491	35,633	33,356	33,085	-1%	-12%
Private sector loans	11,718	10,515	9,522	8,064	7,006	-13%	-40%
Mortgage loans (UVA adjusted)	25,666	25,957	26,094	25,267	26,055	3%	2%
Other loans	14	19	17	25	24	-4%	71%
Total CER adjustable assets	199,605	148,866	168,980	229,097	219,882	-4%	10%

CER adjustable LIABILITIES
Deposits (*)	13,242	12,681	10,535	12,082	16,240	34%	23%
UVA Unemployment fund	1,932	2,125	2,183	2,253	2,582	15%	34%
Total CER adjustable liabilities	15,174	14,806	12,718	14,335	18,822	31%	24%

NET CER EXPOSURE	184,431	134,060	156,262	214,762	201,060	-6%	9%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Cash and deposits in Banks	184,529	183,535	166,146	153,401	148,836	-3%	-19%
Cash	13,578	17,491	12,093	20,734	13,721	-34%	1%
Central Bank of Argentina	97,688	94,908	100,868	77,608	80,258	3%	-18%
Other financial institutions local and abroad	73,254	71,127	53,176	54,985	54,758	0%	-25%
Others	9	9	9	74	99	34%	1000%
Net Income from financial instruments at fair value through P&L	1,260	1,390	1,680	2,526	4,879	93%	287%
Other financial assets	8,956	8,627	8,155	10,093	9,836	-3%	10%
Loans and other financing	32,059	30,138	20,879	19,510	24,590	26%	-23%
Non financial private sector & foreign residents	32,059	30,138	20,879	19,510	24,590	26%	-23%
Other debt securities	9,196	17,608	46,116	39,475	39,330	0%	328%
Guarantees received	3,171	3,129	3,127	2,924	2,640	-10%	-17%
Investment in equity instruments	23	24	95	78	72	-8%	213%
Total Assets	239,194	244,451	246,198	228,007	230,183	1%	-4%
Deposits	144,253	150,897	131,527	119,533	120,439	1%	-17%
Non financial public sector	8,760	8,559	10,452	9,020	5,084	-44%	-42%
Financial sector	1,081	1,097	1,036	1,028	989	-4%	-9%
Non financial private sector & foreign residents	134,412	141,241	120,039	109,485	114,366	4%	-15%
Financial liabiities at fair value through P&L	0	0	172	541	537	-1%	-
Other liabilities from financial intermediation	11,540	12,709	8,860	8,316	9,347	12%	-19%
Financing from the Central Bank and other fin. Inst	1,000	770	377	188	1,930	927%	93%
Issued corporate bonds	0	0	0	0	1,905
Subordinated corporate bonds	64,106	61,581	57,149	53,992	51,032	-5%	-20%
Other non financial liabilities	36	35	54	31	61	97%	69%
Total Liabilities	220,935	225,992	198,139	182,601	185,251	1%	-16%

NET FX POSITION (Pesos)	18,259	18,459	48,059	45,406	44,932	-1%	146%
EOP FX (Pesos per USD)	95.7267	98.7350	102.7500	110.9783	125.2150	13%	31%
NET FX POSITION (USD)	191	187	468	409	359	-12%	88%

2Q22 Earnings Release

Relevant and Recent Events

•	On April 29th 2022 TheShareholders’ Meetingresolved to distribute as dividend to the shareholders in cash and/or in kind, in the latter case valued at market price, the amount of AR$ 14,187,872,701.21, which represents AR$ 22.18 per share, subject to prior authorization from the Banco Central de la República Argentina (“BCRA”), and delegated to the Board the powers to determine the date of the effective availability thereof to the shareholders, currency, terms and other payment terms and conditions of such dividend.

On May 12th the Superintendencia de Entidades Financieras y Cambiarias of the Central Bank of the Republic of Argentina informed us that it has decided to authorize Banco Macro S.A. to distribute profits in cash and/or in kind (securities) for an aggregate amount of AR $19,751,444,343.74, which distribution shall be carried out in 12 monthly equal and consecutive instalments.

As of this date the Bank has paid

•	On June 7, 2022 a cash dividend in the amount of Ps.9,875,722,171.88 (installments 1 through 6)

•	On July 6, 2022 a cash dividend in the amount of Ps.1.645.953.695,31 (installment 7)

•	On August 2, 2022 a cash dividend in the amount of Ps.1.645.953.695,31 (installment 8)

•	Interest Payment Class E Dollar denominated Notes. In August 2022, the Bank paid quarterly interest on Class E dollar denominated notes in the amount of USD 62,131.5.

•	Government Securities Exchange. On August 5, 2022 the Ministry of Economy launched a voluntary exchange that enabled LECER, LEPASE, LEDES and BONCER bondholders (with maturities in the next 90 days) to exchange their holdings for dual bonds (Dollar link and CER) with different maturities (June, July and September 2023). The following dual (Dollar link and CER) bonds were offered: (Dual bond with maturity in June 2023, Dual bond with maturity in July 2023, Dual bond, with maturity September 2023)

Regulatory Changes

•	Monetary policy rate. In June 2022 through Communication “A” 7527 the Central Bank of Argentina modified the applicable percentage over Leliq rates for the determination of minimum time deposit rates: individuals which do not exceed the amount Ps.10 million: 101.92% (53% nominal annual), for all other depositors: 96.15% (50% nominal annual) effective as of June 21, 2022. Monetary policy rate (28 day Leliq) was established at 52% (300bp increase)

•	Productive Investment Credit Lines for SMEs. In June 2022, the Central Bank of Argentina decided to increase maximum interest rates: from 35% to 42% for investment project financing and from 43% to 52.50% for working capital financing.

•	Credit Cards. Interest rates. In June 2022, the Central Bank of Argentina decided to increase rates on credit cards financing (up to Ps.200,000) to 57%.

•	Minimum reserve requirements. In June 2022 through Communication “A” 7536 the Central Bank of Argentina decreased the reserve requirement rate over time deposits (from 32% to 25% points on a residual term of up to 29 days, and from 22% to 14% for up to 59 days). It also revoked the reduction related to the location of branches and distance deposits. It enables non- Group A financial institutions to integrate the requirement with Bonte 27 bonds (except for sight deposits and unencumbered balances, which only apply for Group A institutions). It allows to integrate sight deposits with LELIQs (Group A: 4 percentage points, rest: 10 percentage points). It removes non-credit linked deductions: financial inclusion (TCUME, Echeq, ATM operability), ATM withdrawals continues to be considered until December 31, 2022. Removal of deduction top over financial inclusion loans (3% of concepts subject to requirement). It removes special requirement rates for Group C institutions.

2Q22 Earnings Release

•	Minimum reserve requirement. Government Securities. In July 2022 through Communication “A” 7545 the Central Bank of Argentina established that the minimum duration of public securities required for reserve requirement is to be reduced from 120 to 90 days.

•	Put option on Government Securities. In July 2022, through Communication “A” 7544 the Central Bank of Argentina announced that it will be enabled to organize public biddings of put options over Treasury bonds issued as of July 2022 (and which mature before December 31, 2023). Contracts can be exercised any time until its maturity, which will be 15 days prior to the maturity of the collateral. Also, the Central Bank will continue to participate in the secondary market to reduce volatility of Treasury instruments, and for debt instruments issued as of July 2022, with bid positions with prices similar to primary market value and a maximum spread of 2%.

•	Interest rate corridor. On July 14, 2022 the Central Bank of Argentina decided to establish an interest rate corridor composed by the short term Treasury Note rate, the monetary policy rate represented by the 28-day Leliq and the 1-day Repo rate. The Central Bank Repo rate will be the lower limit and the Treasury note rate, the upper limit.

•	Issuance of Internal Argentine Republic Central Bank Notes in USD. In July 2022, through Communication “A” 7557 the Central Bank of Argentina decided to issue Internal Argentine Republic Central Bank Notes in USD with Argentine peso settlement at the Com. “A” 3500 FX rate (LEDIV) at zero rate. Financial institutions with deposit portfolios at floating rates linked to the wholesale U.S. Dollar FX, will be able to bid in the primary market. The maximum position will be determined by the amount of deposits. At subscribers’ request, the BCRA will recall the LEDIVs as of 48 hours from its issuance, enabling the bidder to request an anticipated call of part or the total position before their maturity.

•	Minimum time deposit rate. Productive investment financing to SMEs. Minimum reserve requirement. Credit card rate financing. On July 28, 2022 through Communication “A” 7561 the Central Bank of Argentina raised the applicable percentages over Leliq rates for the determination of minimum time deposit rates time deposits made by individuals which do not exceed the amount of $10 million: 101.67% (61% nominal annual), deposits not included in the previous item: 90% (54% nominal annual), available for time deposits granted as of July 29, 2022. Regarding Productive Investment Credit Lines for SMEs, for financing granted as of July 29, 2022, maximum rates were increased: from 42% to 50% to investment project financing, and from 52.50% to 58% for working capital and discounted instruments financing. Reserve requirement deduction for these financings is now 40.00%.

Lastly, as of August 2022, interest rates for credit card financing (up to $200,000) rises from 57% to 62%.On the same date, it increased the monetary policy rate 28-day Leliq from 52% to 60%.

•	Minimum time deposit rate. Productive investment financing to SMEs. Minimum reserve requirement. Credit card rate financing. On August 12 through Communication “A” 7577 the Central Bank of Argentina raised the applicable percentages over Leliq rates for the determination of minimum time deposit rates ftime deposits made by individuals which do not exceed the amount of $10 million: 100% (69.50% nominal annual), deposits not included in the previous item: 87.70% (61% nominal annual), available for time deposits granted as of August 29, 2022.

Regarding Productive Investment Credit Lines for SMEs, for financing granted as of August 29, 2022, maximum rates were increased: from 50% to 59%to investment project financing, and from 58% to 69% for working capital and discounted instruments financing. Reserve requirement deduction for these financings is now 40.00%. Lastly, as of September 2022, interest rates for credit card financing (up to $200,000) rises from 62% to 71.50%.On the same date, it increased the monetary policy rate (28-day Leliq) from 60% to 69.50%

2Q22 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
ASSETS
Cash and deposits in Banks	235,257	249,101	234,634	205,901	181,701	-12%	-23%
Cash	35,046	37,451	36,250	37,660	29,020	-23%	-17%
Central Bank of Argentina	126,941	140,478	145,194	113,168	97,812	-14%	-23%
Other local & foreign entities	73,260	71,162	53,182	54,999	54,769	0%	-25%
Other	10	10	8	74	100	35%	900%
Debt securities at fair value through profit & loss	101,575	31,875	44,122	37,822	98,378	160%	-3%
Derivatives	6	1	2	0	10	-	-
Repo Transactions	21,402	33,659	42,760	0	31,299	-	46%
Other financial assets	25,253	32,155	47,844	29,261	28,051	-4%	11%
Loans & other receivables	446,928	465,049	479,747	438,578	449,535	2%	1%
Non Financial Public Sector	5,992	4,018	3,235	2,452	3,242	32%	-46%
Financial Sector	2,539	2,555	2,056	832	733	-12%	-71%
Non Financial private sector and foreign	438,397	458,476	474,456	435,294	445,560	2%	2%
Other debt securities	380,648	413,894	389,367	496,079	470,264	-5%	24%
Financial assets in guarantee	23,683	28,288	24,459	37,593	20,466	-46%	-14%
Income tax assets	0	0	740	231	1,272
Investments in equity instruments	3,422	3,129	2,967	559	585	5%	-83%
Investments in other companies (subsidiaries and joint ventures)	630	590	666	765	688	-10%	9%
Property, plant and equipment	71,123	72,254	71,987	71,451	71,362	0%	0%
Intangible assets	10,901	11,318	11,443	11,399	12,083	6%	11%
Deferred income tax assets	115	51	65	50	99	98%	-14%
Other non financial assets	4,150	3,309	3,175	3,901	5,932	52%	43%
Non-current assets held for sale	4,631	4,490	4,413	4,396	4,392	0%	-5%
TOTAL ASSETS	1,329,724	1,349,163	1,358,391	1,337,986	1,376,117	3%	3%

LIABILITIES
Deposits	807,301	813,521	801,732	794,773	858,151	8%	6%
Non Financial Public Sector	84,622	80,924	76,793	92,498	83,778	-9%	-1%
Financial Sector	1,180	1,245	1,309	1,213	1,223	1%	4%
Non Financial private sector and foreign	721,499	731,352	723,630	701,062	773,150	10%	7%
Liabilities at fair value through profit & loss	19	3,331	2,216	541	540	0%	2742%
Derivatives	3	4	3	9	1	-	0%
Repo Transactions	452	2,716	-	13,905	343	-	-86%
Other financial liabilities	66,192	69,938	92,495	70,074	71,631	2%	8%
Financing received from Central Bank and Other Financial Institutions	1,163	893	596	2,356	2,377	1%	104%
Issued Corporate Bonds	3,987	3,809	4,072	3,632	1,905	-48%	-52%
Current income tax liabilities	2,599	3,650	478	650	641	-1%	-75%
Subordinated corporate bonds	64,106	61,581	57,149	53,992	51,032	-5%	-20%
Provisions	1,580	2,056	2,235	2,348	2,345	0%	48%
Deferred income tax liabilities	14,852	11,723	7,750	8,868	9,562	8%	-36%
Other non financial liabilities	68,206	65,556	64,797	55,624	38,234	-31%	-44%
TOTAL LIABILITIES	1,030,460	1,038,778	1,033,523	1,006,772	1,036,762	3%	1%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	639	639	639	0%	0%
Issued Shares premium	12,430	12,430	12,430	12,430	12,430	0%	0%
Adjustment to Shareholders' Equity	117,188	117,188	117,188	117,188	117,188	0%	0%
Reserves	165,869	165,869	165,869	165,869	197,696	19%	19%
Retained earnings	-12,145	-12,145	-12,145	24,783	95	-	-
Other accumulated comprehensive income	3,728	3,814	3,907	3,206	63	-98%	-98%
Net income for the period / fiscal year	11,551	22,586	36,928	7,061	11,209	59%	-3%
Shareholders' Equity attributable to parent company	299,260	310,381	324,816	331,176	339,320	2%	13%

Shareholders' Equity attributable to non controlling interest	4	4	52	38	35	-8%	775%
TOTAL SHAREHOLDERS' EQUITY	299,264	310,385	324,868	331,214	339,355	2%	13%

2Q22 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Interest Income	72,565	74,866	77,452	80,760	96,046	19%	32%
Interest Expense	30,778	30,229	28,874	31,597	42,928	36%	39%
Net Interest Income	41,787	44,637	48,578	49,163	53,118	8%	27%
Fee income	12,203	13,005	13,268	13,223	13,237	0%	8%
Fee expense	1,111	1,263	1,341	1,240	1,303	5%	17%
Net Fee Income	11,092	11,742	11,927	11,983	11,934	0%	8%
Subtotal (Net Interest Income + Net Fee Income)	52,879	56,379	60,505	61,146	65,052	6%	23%
Net Income from financial instruments at Fair Value Through Profit & Loss	8,661	5,187	4,823	7,564	7,744	2%	-11%
Result from assets at amortised cost	100	-	123	-	-	-	-100%
Difference in quoted prices of gold and foreign currency	1,049	888	2,178	3,620	5,379	49%	413%
Other operating income	2,311	2,646	2,701	3,826	3,880	1%	68%
Provision for loan losses	348	318	2,672	874	772	-12%	122%
Net Operating Income	64,652	64,782	67,658	75,282	81,283	8%	26%
Personnel expenses	13,766	13,540	13,244	11,509	15,149	32%	10%
Administrative expenses	6,373	6,741	8,028	6,468	6,826	6%	7%
Depreciation and impairment of assets	2,352	2,487	2,520	2,571	2,642	3%	12%
Other operating expenses	10,279	11,317	13,398	11,876	12,212	3%	19%
Operating Income	31,882	30,697	30,468	42,858	44,454	4%	39%
Income from associates and joint ventures	31	-2	48	-42	-40	-	-
Result from net monetary position	-22,231	-19,232	-20,665	-33,921	-38,197	-	-
Net Income before income tax on cont. operations	9,682	11,463	9,851	8,895	6,217	-30%	-36%
Income tax on continuing operations	2,110	428	-4,490	1,848	2,072	12%	-2%
Net Income from continuing operations	7,572	11,035	14,341	7,047	4,145	-41%	-45%

Net Income for the period	7,572	11,035	14,341	7,047	4,145	-41%	-45%
Net Income of the period attributable to parent company	7,572	11,035	14,341	7,061	4,148	-41%	-45%
Net income of the period attributable to non-controlling interests	-	-	-	-14	-3	-	-

Other Comprehensive Income	349	85	94	-701	-3,144	-	-
Foreign currency translation differences in financial statements conversion	-328	-277	-262	-303	-155	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	677	362	356	-398	-2,989	651%	-542%

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	7,920	11,120	14,435	6,346	1,001	-84%	-87%
Total Comprehensive Income attributable to parent Company	7,920	11,120	14,435	6,360	1,004	-84%	-87%
Total Comprehensive Income attributable to non-controlling interests	-	-	-	-14	-3	-	-

2Q22 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	2Q21	3Q21	4Q21	1Q22	2Q22
Profitability & performance
Net interest margin	18.8%	19.1%	21.2%	22.8%	24.5%
Net interest margin adjusted (exc. FX)	18.3%	18.7%	20.3%	21.2%	22.2%
Net fee income ratio	12.2%	13.7%	12.6%	12.9%	11.8%
Efficiency ratio	38.4%	38.8%	37.4%	29.6%	32.8%
Net fee income as % of A&G Expenses	31.7%	35.3%	33.7%	43.7%	36.0%
Return on average assets	2.3%	3.3%	4.4%	2.2%	1.3%
Return on average equity	10.3%	14.6%	18.5%	9.1%	5.1%
Liquidity
Loans as a percentage of total deposits	55.4%	57.2%	59.8%	55.2%	52.4%
Liquid assets as a percentage of total deposits	93.0%	90.0%	90.0%	93.0%	90.0%
Capital
Total equity as a percentage of total assets	22.5%	23.0%	23.9%	24.8%	24.7%
Regulatory capital as % of APR	38.3%	37.2%	36.1%	38.5%	40.5%
Asset Quality
Allowances over total loans	3.8%	3.0%	2.8%	2.8%	2.1%
Non-performing financing as a percentage of total financing	1.7%	1.7%	1.3%	1.6%	1.3%
Coverage ratio w/allowances	212.9%	175.9%	209.6%	163.2%	159.7%
Cost of Risk	0.3%	0.3%	2.3%	0.8%	0.7%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	2Q21	3Q21	4Q21	1Q22	2Q22
Profitability & performance
Net interest margin	18.0%	18.4%	19.1%	22.8%	23.6%
Net interest margin adjusted (exc. FX)	17.4%	17.8%	18.4%	21.2%	21.7%
Net fee income ratio	11.8%	12.4%	12.5%	12.9%	12.3%
Efficiency ratio	37.0%	37.6%	37.5%	29.6%	31.3%
Net fee income as % of A&G Expenses	32.0%	33.1%	33.2%	43.7%	39.5%
Return on average assets	1.7%	2.2%	2.8%	2.2%	1.7%
Return on average equity	7.8%	10.1%	12.3%	9.1%	7.1%
Liquidity
Loans as a percentage of total deposits	55.4%	57.2%	59.8%	55.2%	52.4%
Liquid assets as a percentage of total deposits	93.0%	90.0%	90.0%	93.0%	90.0%
Capital
Total equity as a percentage of total assets	22.5%	23.0%	23.9%	24.8%	24.7%
Regulatory capital as % of APR	38.3%	37.2%	36.1%	38.5%	40.5%
Asset Quality
Allowances over total loans	3.8%	3.0%	2.8%	2.8%	2.1%
Non-performing financing as a percentage of total financing	1.7%	1.7%	1.3%	1.6%	1.3%
Coverage ratio w/allowances	212.9%	175.9%	209.6%	163.2%	159.7%
Cost of Risk	0.2%	0.2%	0.7%	0.8%	0.8%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 24, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer